ING Life Insurance and Annuity Company
Single Premium Deferred Modified Guaranteed Annuity Contract

ING MULTI-RATE ANNUITY (IICA)

April 30, 2010

The Contract. The contract described in this prospectus is a group or individual, single purchase payment, modified guaranteed deferred annuity contract issued by ING Life Insurance and Annuity Company ("ILIAC," the "Company," "we," "us," "our"). Prior to January 1, 2006, the Contract was issued by ING Insurance Company of America ("IICA"). On December 31, 2005, IICA merged with and into ING Life Insurance and Annuity Company, and ING Life Insurance and Annuity Company assumed responsibility for all of IICA's obligations under the contracts. See "Other Topics-The Company" for information about the merger of IICA with and into the Company. The contract is available as a non-qualified deferred annuity. Additionally, the contract is available as a rollover to a traditional Individual Retirement Annuity ("IRA") under section 408(b) of the Internal Revenue Code of 1986, as amended ("Tax Code") or a rollover to a Roth IRA under Tax Code section 408A. See "Purchase" in this prospectus for additional information.

The contract is no longer available for purchase.

Why Reading this Prospectus is Important. This prospectus contains facts about the contract that you should know before investing. The information will help you determine if the contract is right for you. Read this prospectus carefully. If you do invest in the contract, retain this document for future reference.

How it Works. Upon purchase, you may direct your purchase payment to different guaranteed terms ranging up to and including twenty years. Each guaranteed term has its own guaranteed interest rate. When the guaranteed term(s) end, you can reinvest in another guaranteed term, begin receiving income payments, or withdraw your full account value.

Withdrawals. You may withdraw all or part of your accumulated funds at any time. **Withdrawals prior to the end of a guaranteed term may be subject to a market value adjustment and certain fees. Upon a full withdrawal, you could, therefore, receive less than your purchase payment. See the "Market Value Adjustment" section and "Fees" section in this prospectus for additional information.**

Additional Disclosure Information. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information different from that contained in this prospectus. The contract is not a deposit with, obligation of, or guaranteed or endorsed by any bank, nor is it insured by the FDIC.

Our Home Office:	Our Customer Service Center:
ING Life Insurance and Annuity Company	ING
One Orange Way	P.O. Box 9271
Windsor, Connecticut 06095-4774	Des Moines, Iowa 50306-9271
(800) 262-3862	(800) 531-4547

We pay compensation to broker/dealers whose registered representatives sell the contract. See "Other Topics – Contract Distribution," for further information about the amount of compensation we pay.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional detail.

Questions: Contacting the Company. To answer your questions, contact your sales representative or write or call our Customer Service Center:

> ING
> P.O. Box 9271
> Des Moines, Iowa 50306-9271
> (800) 531-4547

Contract Design:

The contract described in this prospectus is a group or individual, single purchase payment, modified guaranteed deferred annuity contract issued by ING Life Insurance and Annuity Company. It is intended to be used as a retirement savings vehicle that allows you to invest in fixed interest options in order to help meet long-term financial goals.

Who's Who:

The contract holder (you): The person to whom we issue an individual contract or a certificate under a group contract.

The Company (we, us, our): ING Life Insurance and Annuity Company. We issue the contract.

The contract: Both individual contracts and certificates under a group contract are referred to in this prospectus as the contract.

Contract Phases:

The Accumulation Phase

- **At Investment.** Upon purchase, you may direct your purchase payment to different guaranteed terms ranging up to and including twenty years. Each guaranteed term has its own guaranteed interest rate. Generally, your purchase payment will earn interest at the guaranteed interest rate(s) for the duration of the guaranteed term(s) you select. If you withdraw or transfer amounts prior to the end of a guaranteed term, those amounts may be subject to a market value adjustment and certain fees. See "Market Value Adjustment (MVA)" and "Fees."

- **At Maturity.** We will notify you at least 18 days before the guaranteed term ends. If you do not make any election before the guaranteed term ends, we will automatically renew the contract for a guaranteed term of the same or similar duration. If you do not want to automatically renew, contact us before the guaranteed term ends. Prior to the end of a guaranteed term, you can elect to reinvest in a different guaranteed term, begin income phase payments, or withdraw the full amount available at maturity.

The Income Phase

You may start receiving income phase payments at any time after the first year of the contract. Several payment options are available. See "Income Phase." In general, you may receive payments for a specified period of time or for life; receive payments monthly, quarterly, semi-annually or annually; and select an option that provides a death benefit to beneficiaries.

Contract Facts:

Free Look/Right to Cancel: You may cancel the contract within ten days of receipt (or as otherwise provided by state law). See "Right to Cancel."

Death Benefit: A beneficiary may receive a benefit in the event of your death prior to the income phase. Benefits during the income phase depend upon the payment option selected. See "Death Benefit" and "Income Phase."

Withdrawals: During the accumulation phase, you may withdraw all or part of your account value. Amounts withdrawn may be subject to a market value adjustment, early withdrawal charge, maintenance fee, tax withholding and taxation. See "Market Value Adjustment (MVA)," "Withdrawals," "Fees" and "Taxation."

Systematic Distribution Options: You may elect to receive regular payments from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees: Certain fees may be deducted from your account value. See "Fees."

Taxation: You will not generally pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements (e.g., IRAs) also defer payment of taxes on earnings until they are withdrawn. If you are considering funding a tax-qualified retirement arrangement with an annuity contract, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your alternatives with your financial representative.

Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Taxation."

Market Value Adjustment (MVA): If you withdraw all or part of your account value before a guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of investment, and may be positive or negative. See "Market Value Adjustment (MVA)."

GUARANTEED TERMS AND GUARANTEED INTEREST RATES

The contract offers fixed interest options called guaranteed terms. On the application or enrollment form, you select the guaranteed term(s) you want to invest in from among the guaranteed terms we offer at that time. Your purchase payment earns interest at the guaranteed interest rate applicable to that guaranteed term.

Guaranteed Terms:

Start Date. Guaranteed terms always start on the first business day of the month.

Length. Guaranteed terms are offered at our discretion for various lengths of time ranging up to and including twenty years.

Minimum Payments. Your single purchase payment must be at least $10,000.00. You may divide your single purchase payment among any of the various guaranteed terms we offer, but you must invest at least $1,000 in any single guaranteed term.

Guaranteed Interest Rates: We state the guaranteed interest rates as an effective annual rate of return. In other words, we credit the interest you earn on your purchase payment at a rate that provides the guaranteed rate of return over a one-year period, assuming you make no withdrawals. Guaranteed interest rates will never be less than the minimum guaranteed interest rate stated in the contract. We reserve the right to offer, from time to time, guaranteed interest rates to prospective investors that are higher than those offered to current contract holders with respect to guaranteed terms of the same duration.

One Guaranteed Term/Multiple Guaranteed Interest Rates. More than one guaranteed interest rate may be applicable during a guaranteed term greater than one year. For example, a guaranteed term of five years may apply one guaranteed interest rate for the first year, a different guaranteed interest rate for the next two years, and a third guaranteed interest rate for the last two years.

Example of Interest Crediting at the Guaranteed Interest Rate. The example below shows how interest is credited during a guaranteed term. The hypothetical guaranteed interest rate used in this example is illustrative only and is not intended to predict future guaranteed interest rates to be offered under the contract. Actual guaranteed interest rates offered may be more or less than those shown. The example assumes no withdrawals of any amount during the entire seven-year guaranteed term illustrated. The example does not reflect any market value adjustment, federal income taxes, possible tax penalties, or deductions of any early withdrawal charge, premium taxes, or maintenance fees. See "Withdrawals," "Market Value Adjustment (MVA)," "Fees" and "Taxation."

Example:

Purchase payment:	$20,000.00
Guaranteed term:	7 years
Guaranteed interest rate:	6.00% per year

The guaranteed interest rate is applied in this example by using the formula:

1 + the guaranteed interest rate = 1.06

Account Value at End of Each Contract Year	**Interest Earned at End of Each Contract Year**
Contract year 1 = $21,200.00 ($20,000.00 x 1.06)	Interest at end of contract year 1 = $1,200.00
Contract year 2 - $22,472.00 ($21,200.00 x 1.06)	Interest at end of contract year 2 = $1,272.00
Contract year 3 = $23,820.32 ($22,472.00 x 1.06)	Interest at end of contract year 3 = $1,348.32
Contract year 4 = $25,249.54 ($23,820.32 x 1.06)	Interest at end of contract year 4 = $1,429.22
Contract year 5 = $26,764.51 ($25,249.54 x 1.06)	Interest at end of contract year 5 = $1,514.97
Contract year 6 = $28,370.38 ($26,764.51 x 1.06)	Interest at end of contract year 6 = $1,605.87
End of guaranteed term = $30,072.61 ($28,370.38 x 1.06)	Interest at end of contract year 7 = $1,702.23

Total interest credited in guaranteed term = $10,072.61 ($30,072.61 - $20,000.00)

Determination of Guaranteed Interest Rates. We will periodically determine the guaranteed interest rates we offer at our sole discretion. We have no specific formula for determining the rate of interest we will declare as future guaranteed interest rates. Our determination of guaranteed interest rates is influenced by, but does not necessarily correspond to, interest rates available on the types of debt instruments in which we intend to invest the amounts attributable to the contract. See "Investments." The Company's management will also consider various factors in determining guaranteed interest rates for a given guaranteed term, including some or all of the following:

- Regulatory and tax requirements;
- Sales commissions;

- Administrative expenses;
- General economic trends; and
- Competitive factors.

The Company's management determines the guaranteed interest rates we will offer. We cannot predict nor guarantee future levels of guaranteed interest rates above the contractually guaranteed minimum rate nor guarantee what rates will be offered in the future.

YOUR CHOICES AT THE END OF A GUARANTEED TERM

At least 18 calendar days prior to the end of a guaranteed term, we will notify you that the guaranteed term is about to end. At the end of a guaranteed term, you can do three things with the amount you have accumulated for that guaranteed term:

- Reinvest all or part of it in another guaranteed term;
- Withdraw all or part of it; or
- Use all or part of it to start your income phase payments.

These choices can also be combined. For example, you can withdraw part of the amount you have accumulated and reinvest the balance or reinvest part and use the balance to start income phase payments. Each of these choices has certain consequences, which you should consider carefully. See "Withdrawals," "Income Phase" and "Taxation."

Requesting Your Choice. Once you decide what you want to do with your account value for that guaranteed term, you must advise us of your decision by completing an election form. We must receive your completed election form at least five days prior to the end of the guaranteed term to which it applies.

If we do not receive your properly completed election form in time, or you do not submit an election form, your account value at the end of the guaranteed term will be automatically reinvested in the following manner:

- For a guaranteed term equal to the guaranteed term just ended;
- If no such guaranteed term is available, for the guaranteed term with the next shortest duration; or
- If no such shorter guaranteed term is available, for the guaranteed term with the next longest duration.

Your account value will then earn interest at the guaranteed interest rate applicable to the guaranteed term automatically selected for you. We will mail a confirmation statement to you the next business day after the completion of the just-ended guaranteed term advising you of the new guaranteed term and guaranteed interest rate.

PURCHASE

Contract Type. The contract may be purchased as one of the following:

(1) A non-qualified deferred annuity;
(2) A rollover to a traditional individual retirement annuity (IRA) under Tax Code section 408(b); (limitations apply, see "Purchasing a Traditional IRA" in this section); or
(3) A rollover to a Roth IRA under Tax Code section 408A (limitations apply, see "Purchasing a Roth IRA" in this section).

How to Purchase. To purchase a contract, complete an application or enrollment form and submit it to the Company along with your purchase payment.

Payment Methods. The following purchase payment methods are allowed:

- One lump-sum payment; or
- Transfer or rollover from a pre-existing plan or account.

We reserve the right to reject any payments without advance notice.

Payment Amount. The minimum purchase payment is $10,000. We may limit the amount of the maximum purchase payment. All purchase payments over $1,000,000 will be allowed only with our consent. You may not make any additional purchase payments under an existing contract. However, eligible persons may purchase additional contracts at the then prevailing guaranteed interest rates and guaranteed terms.

Purchasing a Traditional IRA. To purchase the contract as a traditional IRA, your purchase payment must be a transfer of amounts held in one of the following:

- A traditional individual retirement account under Tax Code section 408(a);
- A traditional individual retirement annuity under Tax Code section 408(b); or
- A retirement plan qualified under Tax Code section 401 or 403.

Purchasing a Roth IRA. A contract may be purchased as a Roth IRA under Tax Code section 408A, by transferring amounts previously accumulated under another Roth IRA or from a traditional individual retirement annuity or individual retirement account, provided certain conditions are met. See "Taxation."

Acceptance or Rejection of Applications or Enrollment Forms. We must accept or reject your application or enrollment form within two business days of receipt. If the application or enrollment form is incomplete, we may hold it and any accompanying purchase payment for five days. Payments may be held for longer periods only with your consent, pending acceptance of the application or enrollment form. If the application or enrollment form is accepted, a contract will be issued to you. If the application or enrollment form is rejected, we will return it and any payments to you, without interest.

We may also refuse to accept certain forms of premium payments or loan repayments, if applicable, (traveler's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments. In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your premium payment and not issuing the contract.

What Happens to Your Purchase Payment? If we accept your application or enrollment form, your purchase payment becomes part of our general assets and is credited to an account established for you. We will confirm the crediting of your purchase payment within five business days of receipt of your properly completed application or enrollment form. You start earning interest on your purchase payment beginning on the effective date of the contract, which is the date your purchase payment is credited. During the period of time between the date your purchase payment is credited and the start of the guaranteed term you selected, your purchase payment earns interest at the guaranteed interest rate applicable to the guaranteed term you selected.

RIGHT TO CANCEL

You may cancel the contract within ten days of receiving it (or as otherwise provided by state law) by returning it to our Customer Service Center along with a written notice of cancellation. We will issue a refund within seven days of our receipt of the contract and written notice of cancellation. The refund will equal the amount of your purchase payment.

FEES

The following fees and other deductions may impact your account value:

- Early Withdrawal Charge (see below);
- Maintenance Fee (see below);
- Premium Taxes (see below);
- Market Value Adjustment (see "Market Value Adjustment (MVA)"); and
- Taxation (see "Taxation").

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Amount. The amount is a percentage of the purchase payment you withdraw. The percentage will be determined by the early withdrawal charge schedule below.

Purpose. This is a deferred sales charge. It reimburses some of our sales and administrative expenses associated with the contract.

Early Withdrawal Charge Schedule:

Years since purchase payment credited:	0	1	2	3	4	5	6	7
Fee as a percentage of payment withdrawn:	7%	7%	6%	6%	5%	4%	2%	0%

How We Apply the Schedule. For purposes of applying the early withdrawal charge, all time periods are measured from the date your purchase payment is credited, even if you reinvest all or part of your account value in another guaranteed term. Once the early withdrawal charge declines to 0%, it no longer applies, regardless of how long you own the contract.

The early withdrawal charge applies only to withdrawals of your purchase payment. However, for the purposes of this charge, we assume you are withdrawing all or part of your purchase payment first (not your earnings). This assumption is not made for tax purposes. See "Taxation."

Example. Assume the first guaranteed term you select is for five years. Further assume that at the end of this five-year guaranteed term, you decide to reinvest your account value for another guaranteed term of four years. Assume you then make a withdrawal (but not a special withdrawal, as described below) during the second year of the new guaranteed term. Because six years have passed since your purchase payment was credited, you would pay a 2% early withdrawal charge, even though you could have withdrawn all or part of your account value at the end of the first five-year guaranteed term without paying an early withdrawal charge. See "Waiver of Charge," below. However, if you make a withdrawal during the third year of the new guaranteed term, or anytime thereafter, you would pay no early withdrawal charge, because seven years would have passed since your purchase payment was credited.

Special Withdrawals. After 12 months from the contract effective date, you may make one withdrawal equal to 10% or less of your account value during any calendar year, valued at the time we receive your withdrawal request in writing, and we will not deduct any early withdrawal charge. This special withdrawal is subject to the following restrictions:

- It applies only to the first withdrawal each calendar year;

- All subsequent withdrawals that calendar year are subject to an early withdrawal charge, even if you did not withdraw the full 10% with your first withdrawal; and

- If your first withdrawal of the calendar year is in excess of 10% of your account value, the excess amount is subject to an early withdrawal charge.

Waiver of Charge. The early withdrawal charge is waived for amounts that are:

- Withdrawn at the end of a guaranteed term, provided that at least five days prior to the end of that guaranteed term we receive your withdrawal request in writing. (If you reinvest those amounts in another guaranteed term, future withdrawals will be subject to an early withdrawal charge as described above); or

- $2,500 or less, provided that no withdrawal has been made from your account during the prior 12 months; or

- Withdrawn due to your election of a systematic distribution option (see "Systematic Distribution Options"); or

- Withdrawn due to an involuntary termination. This may occur if your account value is less than $2,500. See "Other Topics—Involuntary Terminations."

Nursing Home Waiver. If approved in your state, you may withdraw all or a portion of your account value without an early withdrawal charge if all of the following conditions are met:

- More than one account year has elapsed since the date your purchase payment was credited;

- The annuitant designated under the contract has spent at least 45 consecutive days in a licensed nursing facility (in New Hampshire, the facility may be non-licensed); and

- The withdrawal is requested within three years of the designated annuitant's admission to a licensed nursing facility (in Oregon there is no three year limitation and in New Hampshire, the facility may be non-licensed).

We will not waive the early withdrawal charge if the annuitant was in a licensed nursing care facility at the time you purchased the contract. The nursing home waiver may not be available in all states.

Market Value Adjustment and Taxation. Except for withdrawals at the end of a guaranteed term as noted above, and withdrawals under a systematic distribution option, a market value adjustment is applicable to any amounts you withdraw. Regardless of when or how withdrawals are taken, you may also be required to pay taxes and tax penalties. See "Market Value Adjustment (MVA)" and "Taxation."

Annual Maintenance Fee

Currently we do not charge a maintenance fee. However, prior to the time you enter the income phase, an annual maintenance fee may be deducted from your account value on each anniversary of the contract's effective date and if you make a full withdrawal from the contract. The terms and conditions under which the maintenance fee may be deducted are stated in the contract. A maintenance fee would be used to reimburse us for our administrative expenses relating to establishing and maintaining the contract.

Premium Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from your payment to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes

in our income phase payment rates when you commence income phase payments. If, at your death, your beneficiary elects to receive a lump-sum distribution, a charge may be deducted for any premium taxes paid on your behalf for which we have not been reimbursed. If we deduct premium taxes from your purchase payment, the amount invested in a guaranteed term will be equal to the amount of your purchase payment reduced by any applicable premium tax.

WITHDRAWALS

You may withdraw all or part of your account value at any time during the accumulation phase. Amounts are withdrawn on a pro-rata basis from each of the guaranteed terms under the contract. You may request that we inform you in advance of the amount payable upon a withdrawal.

Steps for Making a Withdrawal.

- Select the withdrawal amount.

    (1) Full Withdrawal: You will receive, reduced by any required withholding tax, your account value, plus or minus any applicable market value adjustment, and minus any applicable early withdrawal charge and annual maintenance fee.

    (2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted for any applicable early withdrawal charge and any positive or negative market value adjustment, and accordingly, may be more or less than the amount requested.

- Properly complete a disbursement form and submit it to our Customer Service Center.

Delivery of Payment. Payment of withdrawal requests will be made in accordance with the SEC's requirements. Normally, payment will be sent not later than seven days following our receipt of the disbursement form in good order. Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out. However, under certain emergency situations, we may defer payment of any withdrawal for a period not exceeding six months from the date we receive your withdrawal request.

Taxes, Fees and Deductions. Amounts withdrawn may be subject to one or more of the following:

- Early Withdrawal Charge: Withdrawals of all or a portion of your account may be subject to an early withdrawal charge. This is a deferred sales charge that reimburses us for some of the sales and administrative expenses associated with the contract. See "Fees—Early Withdrawal Charge."

- Annual Maintenance Fee: If you make a full withdrawal from the contract, we may deduct any applicable annual maintenance fee. See "Fees—Annual Maintenance Fee."

- Market Value Adjustment (MVA): The MVA reflects changes in interest rates since the deposit period. The MVA may be positive or negative. If you make a withdrawal before the end of a guaranteed term, we will calculate an MVA and the amount withdrawn will be adjusted for any applicable positive or negative MVA. See "Market Value Adjustment (MVA)".

- Tax Penalty: If you make a withdrawal before you attain age 59½, the amount withdrawn may be subject to a 10% penalty tax. See "Taxation."

- Tax Withholding: Amounts withdrawn may be subject to withholding for federal income taxes. See "Taxation."

All applicable fees and deductions are deducted from the amount of your withdrawal in accordance with the terms of the contract. Any market value adjustment applicable to your withdrawal, taxes, fees and deductions may either increase or decrease the amount paid to you. To determine which may apply, refer to the appropriate sections of this prospectus, contact your sales representative or call our Customer Service Center at the number listed in "Contract Overview."

SYSTEMATIC DISTRIBUTION OPTIONS

Features of a Systematic Distribution Option

A systematic distribution option allows you to receive regular payments from the contract without moving into the income phase. By remaining in the accumulation phase, certain rights and flexibility not available during the income phase are retained. These options may be exercised at any time during the accumulation phase of the contract.

The following systematic distribution options may be available:

- **Systematic Withdrawal Option (SWO).** SWO is a series of automatic partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining investment flexibility for amounts accumulated under the contract.

  SWO allows you to withdraw either a specified amount or a specified percentage of the contract's value, or to withdraw amounts over a specified time period that you determine, within certain limits described in the contract. SWO payments can be made on a monthly or quarterly basis, and the amount of each payment is determined by dividing the designated annual amount by the number of payments due each calendar year. SWO payments are withdrawn pro-rata from each of the guaranteed terms under the contract.

  Under a contract purchased as a traditional IRA, if the SWO payment for any year is less than the required minimum distribution under the Tax Code, the SWO payment will be increased to an amount equal to the minimum distribution amount.

  If you participate in SWO, you may not utilize a special withdrawal to make additional withdrawals from the contract. See "Withdrawals—Special Withdrawals."

- **Estate Conservation Option (ECO).** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution the Tax Code requires each year.

  Under ECO, we calculate the minimum distribution amount required by law, and pay you that amount once a year. ECO is not available under non-qualified contracts or under Roth IRA contracts. ECO payments are withdrawn pro-rata from each of the guaranteed terms under the contract. We will, upon request, inform you in advance of the amount payable under ECO.

  If you participate in ECO, you may not utilize a special withdrawal to make additional withdrawals from the contract. See "Withdrawals—Special Withdrawals."

- **Other Systematic Distribution Options.** We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your sales representative or from our Customer Service Center.

Availability. If allowed by applicable law, we reserve the right to discontinue the availability of one or all of the systematic distribution options for new elections at any time and to change the terms of future elections.

Eligibility. To exercise one of these options you must meet certain age criteria and your account value must meet certain minimum requirements. To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your sales representative or our Customer Service Center.

Termination. You may revoke a systematic distribution option at any time by submitting a written request to our Customer Service Center. However, once cancelled, you or your spousal beneficiary may not elect SWO again. In addition, once cancelled, ECO may not be elected again until 36 months have elapsed.

Deductions and Taxation. When you elect a systematic distribution option, your account value remains in the accumulation phase and subject to the applicable charges and deductions described in "Fees." However, we will not apply an early withdrawal charge or market value adjustment to any part of your account value paid under SWO or ECO. Taking a withdrawal through a systematic distribution option may have tax consequences. If you are concerned about tax implications consult a tax adviser before one of these options is elected. See "Taxation."

MARKET VALUE ADJUSTMENT (MVA)

Purpose of the MVA. If you make an early withdrawal from the contract, we may need to liquidate certain assets or use existing cash flow that would otherwise be available to invest at current interest rates. The assets we may liquidate to provide your withdrawal amount may be sold at a profit or a loss, depending upon market conditions. To lessen this impact, certain withdrawals are subject to an MVA.

What is an MVA? In certain situations described below, including when you make a withdrawal before the end of a guaranteed term, we will calculate an MVA and either add or deduct that value from the amount withdrawn. The calculation we use to determine the MVA reflects the change in the value of your investment due to changes in interest rates since the start of the guaranteed term under the contract. When these interest rates increase, the value of the investment decreases, and the MVA amount may be negative and cause a deduction from your withdrawal amount. Conversely, when these interest rates decrease, the value of the investment increases, and the MVA amount may be positive and cause an increase in your withdrawal amount.

Calculation of the MVA. For a further explanation of how the MVA is calculated, see Appendix I.

When Does an MVA Apply? An MVA may apply when:

- You request a withdrawal before the end of a guaranteed term. In this case the withdrawal amount may be increased or decreased by the application of the MVA.

- You initiate income phase payments before the end of your guaranteed term. In this case an MVA may be applied to any amounts used to start income phase payments. While either a positive or negative MVA may apply to amounts used to start a nonlifetime payment option, only a positive MVA will apply to amounts used to start a lifetime payment option. See "Income Phase."

- We terminate the contract because your account value is less than $2,500.

- You cancel the contract.

- A death benefit is paid upon the death of the annuitant, more than six months after the annuitant's death. See "Death Benefit."

- A death benefit is paid upon the death of a person other than the annuitant.

When Does an MVA Not Apply? An MVA will not be applied to:

- Withdrawals under SWO or ECO as described in "Systematic Distribution Options."

- A death benefit payable upon death of an annuitant, if paid within six months of the annuitant's death. See "Death Benefit."

- Amounts withdrawn at the end of a guaranteed term, provided that at least five days prior to the end of that guaranteed term we receive your withdrawal request in writing. The MVA, however, remains applicable to any amount you reinvest for another guaranteed term.

DEATH BENEFIT

During the Accumulation Phase

Who Receives the Benefit? If you or the annuitant dies during the accumulation phase, a death benefit will be paid to your beneficiary in accordance with the terms of the contract subject to the following:

- Upon the death of a joint contract holder, the surviving joint contract holder will be deemed the designated beneficiary, and any other beneficiary on record will be treated as the beneficiary at the death of the surviving joint contract holder.

- If you are not a natural person, the death benefit will be payable at the death of the annuitant designated under the contract or upon any change of the annuitant.

- If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

Designating a Beneficiary(ies). You may designate a beneficiary on your application or enrollment form, or by providing a written request in good order to our Customer Service Center. Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

Calculation of the Benefit. The death benefit is calculated as of the date proof of death and the beneficiary's right to receive the death benefit are received in good order at our Customer Service Center. The amount of the death benefit is determined as follows:

- If the death benefit is paid within six months of the death of the annuitant, the amount equals your account value.

- If the death benefit is paid more than six months after the date of death of the annuitant, or if paid upon your death and you are not the annuitant, it equals your account value as adjusted by any applicable market value adjustment.

- If you are not the annuitant, the death benefit payable may be subject to an early withdrawal charge.

Benefit Payment Options. If you are the annuitant and you die before income phase payments begin, or if you are not a natural person and the annuitant dies before income phase payments begin, any beneficiary under the contract who is an individual has several options for receiving payment of the death benefit. The death benefit may be paid:

- In one lump-sum payment;

- In accordance with any of the available income phase payment options (see "Income Phase—Payment Options"); or

- In certain circumstances, your beneficiary, spousal beneficiary or joint contract holder may have the option to continue the contract rather than receive the death benefit.

Unless your beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options.

Taxation. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Taxation" for additional information.

Change of Beneficiary. You may change the beneficiary previously designated at any time by submitting notice in writing to our Customer Service Center. The change will not be effective until we receive and record it.

INCOME PHASE

During the income phase you receive payments from your accumulated account value. You may apply all or a portion of your account value to provide these payments. Income phase payments are made to you or you can, subject to availability, request that payments be deposited directly to your bank account. After your death, we will send your designated beneficiary any income phase payments still due. You may be required to pay taxes on all or a portion of the income phase payments you receive. See "Taxation."

Partial Entry into the Income Phase. You may elect a payment option for a portion of your account value, while leaving the remaining portion in a guaranteed term(s). Whether the Tax Code considers such payments taxable as annuity payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving income phase payments, you must notify us in writing of the following:

- Start date;
- Payment option (see the payment options table in this section); and
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually).

The account will continue in the accumulation phase until you properly initiate income phase payments. You may change your payment option election up to 30 days before income phase payments begin. Once you elect for income phase payments to begin, you may not elect a different payment option or elect to receive a lump-sum payment.

What Affects Payment Amounts? Some of the factors that may affect payment amounts include your age, your gender, your account value, the payment option selected and number of guaranteed payments (if any) selected.

Minimum Payment Amounts. The payment option you select must result in one or both of the following:

- A first payment of at least $50; or
- Total yearly payments of at least $250.

If your account value is too low to meet these minimum payment amounts, you must elect a lump-sum payment. We reserve the right to increase the minimum payment amount based upon increases in the Consumer Price Index—Urban.

Payment Start Date. Income phase payments may start any time after the first year of the contract, and will start the later of the annuitant's 85th birthday or the tenth anniversary of your purchase payment, unless you elect otherwise.

Regardless of your income phase payment start date, your income phase payments will not begin until you have selected an income phase payment option. Failure to select a payment option by your payment start date, or postponement of the start date past the later of the annuitant's 85th birthday or the tenth anniversary of your purchase payment, may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering either of these courses of action.

Payment Length. If you choose a lifetime income phase payment option with guaranteed payments, the age of the annuitant plus the number of years for which payments are guaranteed must not exceed 95 at the time payments begin. Additionally, federal income tax requirements currently applicable to traditional IRAs provide that the period of years guaranteed may not be greater than the joint life expectancies of the payee and his or her designated beneficiary.

Charges Deducted. No early withdrawal charge will be applied to amounts used to start income phase payments, although a market value adjustment may be applicable.

Market Value Adjustment. If your income phase payments start before the end of your guaranteed term, a market value adjustment will be applied to any amounts used to start income phase payments. If you select a lifetime payment option, only a positive market value adjustment will be applied. See "Market Value Adjustment (MVA)."

Death Benefit During the Income Phase. Upon the death of either the annuitant or the surviving joint annuitant, the amount payable, if any, to your beneficiary depends on the payment option currently in force. Any amounts payable must be paid at least as rapidly as under the method of distribution in effect at the annuitant's death. If you die and you are not the annuitant, any remaining payments will continue to be made to your beneficiary at least as rapidly as under the method of distribution in effect at your death.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. See "Taxation."

Income Phase Payment Options
The following table lists the income phase payment options and accompanying death benefits that may be available during the income phase. We may offer additional payment options under the contract from time to time.

Terms Used in the Tables:

Annuitant: The person(s) on whose life expectancy the income phase payments are calculated.

Beneficiary: The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options		
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit—None:** All payments end upon the annuitant's death.	
Life Income—Guaranteed Payments	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5, 10, 15 or 20 years, or other periods specified in the contract. **Death Benefit:** If the annuitant dies before we have made all the guaranteed payments, payments will continue to the beneficiary.	
Life Income—Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both the annuitant and joint annuitant die before the second payment's due date. **Continuing Payments:** When you select this option, you will also choose either: (a) 100%, 66 2/3 % or 50% of the payment to continue to the surviving annuitant after the first death; or (b) 100% of the payment to continue to the first annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the first annuitant's death. **Death Benefit—None:** All payments end upon the death of both annuitants.	
Life Income—Two Lives—Guaranteed Payments	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 120 months, or other periods specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit:** If both annuitants die before the guaranteed payments have all been paid, payments will continue to the beneficiary.	
Nonlifetime Income Phase Payment Option		
Nonlifetime—Guaranteed Payments	**Length of Payments:** Payments will continue for your choice of 10 through 30 years (or other periods specified in the contract). **Death Benefit:** If the annuitant dies before we make all the guaranteed payments, payment will continue to the beneficiary.	

INVESTMENTS

Separate Account. Payments received under the contract and allocated to guaranteed terms will be deposited to, and accounted for, in a nonunitized separate account that we established under Connecticut law. A nonunitized separate account is a separate account in which you do not participate in the performance of the assets through unit values or any other interest. Prior to January 1, 2006, amounts under the contract were held in a nonunitized separate account of ING Insurance Company of America ("IICA"), a wholly-owned subsidiary of the Company. In connection with the merger of IICA with and into the Company, this nonunitized separate account was transferred to the Company on December 31, 2005. The nonunitized separate account now operates pursuant to Connecticut law.

Persons allocating amounts to the nonunitized separate account do not receive a unit value of ownership of assets accounted for in the separate account. The assets accrue solely to our benefit and we bear the entire risk of investment gain or loss. All of our obligations due to allocations to the nonunitized separate account are contractual guarantees we have made and are accounted for in the separate account. All of our general assets are available to meet the guarantees under the contracts. However, to the extent provided for in the applicable contracts, assets of the nonunitized separate account are not chargeable with liabilities arising out of any other business we conduct.

Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company.

Setting Guaranteed Interest Rates. We do not have any specific formula for setting guaranteed interest rates for the guaranteed terms. We expect the guaranteed interest rates to be influenced by, but not necessarily correspond to, yields on fixed income securities we acquire with amounts allocated to the guaranteed terms when the guaranteed interest rates are set.

Types of Investments. Our assets will be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, and certain other investments.

We intend to invest in assets which, in the aggregate, have characteristics, especially cash flow patterns, reasonably related to the characteristics of the liabilities. Various immunization techniques will be used to achieve the objective of close aggregate matching of assets and liabilities. We will primarily invest in investment-grade fixed income securities including:

- Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government;

- Debt securities that are rated, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Baa) or Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating organizations;

- Other debt instruments including those issued or guaranteed by banks or bank holding companies and of corporations, which although not rated by Moody's, Standard & Poor's, or other nationally recognized rating organizations, are deemed by the Company's management to have an investment quality comparable to securities which may be purchased as stated above; and

- Commercial paper, cash or cash equivalents, and other short-term investments having a maturity of less than one year which are considered by the Company's management to have investment quality comparable to securities which may be purchased as stated above.

In addition, we may invest in futures and options. We purchase financial futures and related options and options on securities solely for non-speculative hedging purposes. In the event securities prices are anticipated to decline, we may sell a futures contract or purchase a put option on futures or securities to protect the value of securities held in or to be sold for the nonunitized separate account. Similarly, if securities prices are expected to rise, we may purchase a futures contract or a call option against anticipated positive cash flow or we may purchase options on securities.

While this section generally describes our investment strategy, we are not obligated to invest the assets attributable to the contract according to any particular strategy, except as may be required by state insurance laws. Additionally, the guaranteed interest rates we establish need not relate to the investment performance we experience.

TAXATION

Introduction
This section discusses our understanding of current federal income tax laws affecting the contract. Federal Income tax treatment of the contracts is complex and sometimes uncertain. You should keep the following in mind when reading it:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;

- Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.

Types of Contracts: Non-Qualified or Qualified
The contract may be purchased on a non-tax-qualified basis (non-qualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify for special income tax treatment under Sections 401, 408 or 408A, and some provisions of section 403 of the Tax Code.

Taxation of Non-Qualified Contracts

Taxation of Gains Prior to Distribution
Tax Code section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified contract until a distribution occurs or until annuity payments begin. This assumes that the contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The non-qualified contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Non-Natural Holders of a Non-Qualified Contract. If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the excess of the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

Delayed Annuity Starting Date. If the contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a non-qualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's cost basis in the contract.

10% Penalty Tax. A distribution from a non-qualified contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

- made on or after the taxpayer reaches age 59½;
- made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- the distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax adviser regarding procedures for making Section 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract;" and
- Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. However, the IRS has reserved the right to treat transactions it considers abusive as ineligible for favorable partial 1035 tax-free exchange treatment. It is not certain whether the IRS would treat an immediate withdrawal or annuitization after a partial exchange as abusive. In addition, it is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract directly into an immediate annuity. Currently, we will accept a partial 1035 exchange from a non-qualified annuity into a deferred annuity or an immediate annuity as a tax-free transaction unless we believe that we would be expected to treat the transaction as abusive. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange with your tax adviser prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income. The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as annuity payments. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a beneficiary has elected to maintain contract value and receive payments.

Different distribution requirements apply if your death occurs:

- After you begin receiving annuity payments under the contract; or
- Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2010, your entire balance must be distributed by August 31, 2015. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. While this contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the

taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Taxation of Qualified Contracts

General

The contracts are primarily designed for use with IRAs under Tax Code section 408 and 408A (We refer to these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on annuity payments, depends on the type of retirement plan and your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be

eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from an eligible retirement plan, another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA from which the rollover was made within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Contributions
In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General
Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:

- The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

- Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
- Made after you attain age 59½; die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

Lifetime Required Minimum Distributions (IRAs only). To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate the following:

- Start date for distributions;
- The time period in which all amounts in your account(s) must be distributed; and
- Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of any other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Required Minimum Distribution Relief for 2009. The Worker, Retiree and Employer Recovery Act of 2008 ("WRERA 2008") suspends the minimum distribution requirement for most employer sponsored defined contribution plans for the 2009 tax year. The relief extends to IRAs only.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs. Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (IRAs and Roth IRAs Only). Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2010, your entire balance must be distributed to the designated beneficiary by December 31, 2015. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

Required Minimum Distribution Relief for 2009. Under WRERA 2008, the five year rule discussed above is determined without regard to 2009.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under the contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Possible Changes in Taxation
Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

Same-Sex Marriages
Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based

upon status as a spouse should consult a qualified tax adviser. In certain states, to the extent that an annuity contract or certificate offers to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any Contract Owner's spouse.

Taxation of the Company
We are taxed as a life insurance company under the Tax Code. The Company owns all assets supporting the contract obligations. Any income earned on such assets is considered income to the Company. We do not intend to make any provision or impose a charge under the contracts with respect to any tax liability of the Company.

OTHER TOPICS

The Company

Prior to January 1, 2006, the contracts were issued by ING Insurance Company of America ("IICA"), a wholly owned subsidiary of ours. IICA was a life insurance company organized under the insurance laws of the State of Connecticut in 1990 and redomesticated under the insurance laws of the State of Florida on January 5, 2000. Prior to January 1, 2002, IICA was known as Aetna Insurance Company of America. Effective December 31, 2005, IICA merged with and into ILIAC, and ILIAC assumed responsibility for IICA's obligations under the contracts. ILIAC is a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, ILIAC's operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, ILIAC was known as Aetna Life Insurance and Annuity Company. Although we are a subsidiary of ING, ING is not responsible for the obligations under the contract. The obligations under the contract are solely the responsibility of ILIAC.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or combinations thereof.

We are engaged in the business of selling life insurance and annuities. Our principal executive offices are located at:


One Orange Way
Windsor, Connecticut 06095-4774


Regulatory Matters
As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

    Insurance and Retirement Plan Products and Other Regulatory Matters. Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to non-qualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.) Failure to administer certain non-qualified contract features (for example, contractual annuity start dates in non-qualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

Contract Distribution

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers which have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors."

All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

The following is a list of broker/dealers that are affiliated with the Company:

- Directed Services LLC
- ING America Equities, Inc.
- ING Financial Advisers, LLC
- ING Financial Markets LLC
- ING Financial Partners, Inc.

- ING Funds Distributor, LLC
- ING Investment Advisors, LLC
- ING Investment Management Services LLC
- ShareBuilder Securities Corporation
- Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Commission Payments. Persons who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is the first-year percentage which ranges from 0% to a maximum of 6% of the first year of payments to an account. Renewal commissions paid on payments made after the first year and asset-based service fees may also be paid.

Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and any annual payments, when combined, could exceed 6% of total premium payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, ING Financial Advisers, LLC may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling the contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2009, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by us, ranked by total dollars received:

1.	SagePoint Financial, Inc.	14.	National Planning Corporation
2.	Symetra Investment Services, Inc.	15.	Morgan Keegan and Company, Inc.
3.	LPL Financial Corporation	16.	Multi-Financial Securities Corporation
4.	ING Financial Partners, Inc.	17.	Ameritas Investment Corp.
5.	Financial Network Investment Corporation	18.	Huckin Financial Group, Inc.
6.	Walnut Street Securities, Inc.®	19.	Securities America, Inc.
7.	Lincoln Financial Securities Corporation	20.	Wells Fargo Advisors, LLC
8.	NRP Financial, Inc.	21.	Northwestern Mutual Investment Services, LLC
9.	Valor Insurance Agency, Inc.	22.	McGinn Smith & Co., Inc.
10.	NFP Securities, Inc.	23.	Tower Square Securities, Inc.
11.	American Portfolios Financial Services, Inc.	24.	NIA Securities, L.L.C.
12.	Lincoln Investment Planning, Inc.	25.	Financial Telesis Inc.
13.	Cadaret, Grant & Co., Inc.		

If the amounts paid to ING Financial Advisers, LLC were included, ING Financial Advisers, LLC would be first on the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

Contract Modification
Only an authorized officer of the Company may change the terms of the contract. We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract.

Certain changes will require the approval of appropriate state or federal regulatory authorities.

Transfer of Ownership; Assignment
Your rights under a non-qualified contract may be assigned or transferred. An assignment of a contract will only be binding on us if it is made in writing and sent to and accepted by us at our Customer Service Center. We will use reasonable procedures to confirm the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any designated beneficiary will be subject to the rights of any assignee we have on our records. We

reserve the right not to accept any assignment or transfer to a non-natural person. In some cases, an assignment may have adverse tax consequences. You should consult a tax adviser.

Involuntary Terminations
We reserve the right to terminate any account with a value of $2,500 or less immediately following a partial withdrawal. However, an IRA may only be closed out when payments to the contract have not been received for a 24-month period and the paid-up annuity benefit at maturity would be less than $20 per month. If such right is exercised, you will be given 90 days' advance written notice. No early withdrawal charge will be deducted for involuntary terminations. We do not intend to exercise this right in cases where the account value is reduced to $2,500 or less solely due to investment performance.

Legal Matters
The Company's organization and authority, and the contract's legality and validity, have been passed on by the Company's legal department.

Experts
The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K/A for the year ended December 31, 2009 (including schedules appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their reports, which are incorporated by reference, and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Legal Proceedings
The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the contract.

Further Information
This prospectus does not contain all of the information contained in the registration statement of which this prospectus is a part. Portions of the registration statement have been omitted from this prospectus as allowed by the Securities and Exchange Commission (SEC). You may obtain the omitted information from the offices of the SEC, as described below. We are required by the Securities Exchange Act of 1934 to file periodic reports and other information with the SEC. You may inspect or copy information concerning the Company at the Public Reference Room of the SEC at:


Securities and Exchange Commission
SEC Public Reference Branch
100 F Street, N.E., Room 1580
Washington, DC 20549


You may also obtain copies of these materials at prescribed rates from the Public Reference Room of the above office. More information on the operation of the Public Reference Room is available by calling the SEC at either 1-800-SEC-0330 or 1-202-942-8090.

Our filings are available to the public on the SEC's website at www.sec.gov. We also make our filings available on our website at www.ing-usa.com/us/aboutING/inginsuranceus/financialreports. (These uniform resource locators (URLs) are inactive textual references only and are not intended to incorporate the SEC website or our website into

this prospectus.) When looking for more information about the Contract, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-130827.

Incorporation of Certain Documents by Reference
The SEC allows us to "incorporate by reference" information that we file with the SEC into this prospectus, which means that incorporated documents are considered part of this prospectus. We can disclose important information to you by referring you to those documents. This prospectus incorporates by reference the Annual Report on Form 10-K/A for the year ended December 31, 2009. Form 10-K/A contains additional information about the Company and includes certified financial statements for the respective periods. Other than these reports, we were not required to file any other reports pursuant to Sections 13(a) or 15(d) of the Securities and Exchange Act since the end of the fiscal year covered by that Form 10-K/A.

You may request a free copy of any documents incorporated by reference in this prospectus (including any exhibits that are specifically incorporated by reference in them). Please direct your request to:

ING
Customer Service Center
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 531-4547

You also may access these documents, including the Company's latest Annual Report on Form 10-K/A, through the SEC's Public Reference Room or web site (http://www.sec.gov).

Inquiries
You may contact us directly by writing or calling us at the address or phone number shown above.

Calculating a Market Value Adjustment (MVA)

Market Value Adjustment Formula
The mathematical formula used to determine the MVA is:

$$\left\{ \frac{(1+i)}{(1+j)} \right\}^{\frac{x}{365}}$$

Where:

- **i** is the deposit period yield;
- **j** is the current yield; and
- **x** is the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term.

We make an adjustment in the formula of the MVA to reflect the period of time remaining in the guaranteed term from the Wednesday of the week of a withdrawal.

Explanation of the Market Value Adjustment Formula
The MVA essentially involves a comparison of two yields: the yield available at the start of the current guaranteed term of the contract (the deposit period yield) and the yield currently available (the current yield).

The MVA depends on the relationship between the following:

- The deposit period yield of U.S. Treasury Notes that mature in the last quarter of the guaranteed term; and
- The current yield of these U.S. Treasury Notes at the time of withdrawal.

If the current yield is the lesser of the two, the MVA will decrease the amount withdrawn from the contract to satisfy the withdrawal request (the MVA will be positive). If the current yield is the higher of the two, the MVA will increase the amount withdrawn from the contract to satisfy the withdrawal request (the MVA will be negative, or detrimental to the investor). As a result of the MVA imposed, the amount withdrawn from the contract prior to the maturity date may be less than the amount paid into the contract.

To determine the deposit period yield and the current yield, certain information must be obtained about the prices of outstanding U.S. Treasury Notes. This information may be found each business day in publications such as the Wall Street Journal, which publishes the yield-to-maturity percentages for all Treasury Notes as of the preceding business day. These percentages are used in determining the deposit period yield and the current yield for the MVA calculation.

Deposit Period Yield
Determining the deposit period yield in the MVA calculation involves consideration of interest rates prevailing at the start of the guaranteed term from which the withdrawal will be made, as follows:

- We identify the Treasury Notes that mature in the last three months of the guaranteed term; and
- We determine the yield-to-maturity percentages of these Treasury Notes for the last business day of each week in the deposit period.

The resulting percentages are then averaged to determine the deposit period yield. The deposit period is the period of time during which the purchase payment or any reinvestment may be made to available guaranteed terms. A deposit period may be a month, a calendar quarter, or any other period of time we specify.

Current Yield

To determine the current yield, we use the same Treasury Notes identified for the deposit period yield—Treasury Notes that mature in the last three months of the guaranteed term. However, the yield-to-maturity percentages used are those for the last business day of the week preceding the withdrawal. We average these percentages to determine the current yield.

Examples of MVA Calculations

The following are examples of MVA calculations using several hypothetical deposit period yields and current yields. These examples do not include the effect of any early withdrawal charge that may be assessed under the contract upon withdrawal.

EXAMPLE I

Assumptions:

i, the deposit period yield, is 4%

j, the current yield, is 6%

x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term, is 927.

$$MVA = \left\{ \frac{(1+i)}{(1+j)} \right\}^{\frac{x}{365}}$$

$$= \left\{ \frac{(1.04)}{(1.06)} \right\}^{\frac{927}{365}} = .9528$$

In this example, the deposit period yield of 4% is less than the current yield of 6%; therefore, the MVA is less than one. The amount withdrawn from the guaranteed term is multiplied by this MVA.

If a withdrawal or transfer of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be increased to compensate for the negative MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $2,099.08 withdrawal from the guaranteed term.

Assumptions:

i, the deposit period yield, is 5%

j, the current yield, is 6%

x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term, is 927.

$$MVA = \left\{ \frac{(1+i)}{(1+j)} \right\}^{\frac{x}{365}}$$

$$= \left\{ \frac{(1.05)}{(1.06)} \right\}^{\frac{927}{365}} = .9762$$

In this example, the deposit period yield of 5% is less than the current yield of 6%; therefore, the MVA is less than one. The amount withdrawn from the guaranteed term is multiplied by this MVA.

If a withdrawal or transfer of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be increased to compensate for the negative MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $2,048.76 withdrawal from the guaranteed term.

EXAMPLE II

Assumptions:	Assumptions:

i, the deposit period yield, is 6%

j, the current yield, is 4%

x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term, is 927.

$$MVA = \left\{ \frac{(1+i)}{(1+j)} \right\}^{\frac{x}{365}}$$

$$= \left\{ \frac{(1.06)}{(1.04)} \right\}^{\frac{927}{365}}$$
$$= 1.0496$$

In this example, the deposit period yield of 6% is greater than the current yield of 4%; therefore, the MVA is greater than one. The amount withdrawn from the guaranteed term is multiplied by this MVA.

If a withdrawal or transfer of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be decreased to compensate for the positive MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $1,905.49 withdrawal from the guaranteed term.

i, the deposit period yield, is 5%

j, the current yield, is 4%

x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term, is 927.

$$MVA = \left\{ \frac{(1+i)}{(1+j)} \right\}^{\frac{x}{365}}$$

$$= \left\{ \frac{(1.05)}{(1.04)} \right\}^{\frac{927}{365}}$$
$$= 1.0246$$

In this example, the deposit period yield of 5% is greater than the current yield of 4%; therefore, the MVA is greater than one. The amount withdrawn from the guaranteed term is multiplied by this MVA.

If a withdrawal or transfer of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be decreased to compensate for the positive MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $1,951.98 withdrawal from the guaranteed term.